Exhibit 23.1 – Consent of KPMG, LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enterprise Financial Services Corp:

We consent to the use of our reports dated March 12, 2010, with respect to the consolidated balance sheets of Enterprise Financial Services Corp (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated March 12, 2010 contains an explanatory paragraph that states that the Company restated the 2008 and 2007 consolidated financial statements to correct a misstatement.

St. Louis, Missouri
March 18, 2010